Date: 25 October 2001
Number: 22/01

BHP BILLITON APPROVES BREAM GAS PIPELINE IN BASS STRAIT

BHP Billiton today announced approval for the construction of a fourth Bass Strait gas pipeline from the Bream field into the BHP Billiton/Esso Australia joint venture's Gippsland production network.

The new pipeline will allow the production of gas reserves currently being re-injected into the Bream reservoir. It will also access and accelerate the production of around 30 million barrels of hydrocarbon liquids (BHP Billiton share 15 million barrels) over a 10-year period.

President and CEO BHP Billiton Petroleum Philip Aiken said:
"The pipeline will provide a significant enhancement to BHP Billiton/Esso Australia's Gippsland gas supply system, allowing production of the Bream gas reserves at a time when demand for Bass Strait gas is increasing.

"The investment is also consistent with BHP Billiton's strategy to maximise shareholder value through incremental additions to existing assets."

The 46-km pipeline will run from the existing Bream A platform in Bass Strait, cross the Gippsland coast near Paradise Beach, and continue a further five kilometres underground to an existing pipeline upstream of the joint venture's gas and crude oil processing plant at Longford.

Construction of the pipeline and the gas handling facilities on the existing Bream A oil production platform is expected to commence in December 2001 at a gross cost of around A$200 million (BHP Billiton share A$100 million). First gas/liquids is expected to flow by mid 2003.

The joint venture also announced today that it has commenced the largest 3-D seismic survey ever undertaken in Bass Strait.

The 3,900-square km survey will cover all of BHP Billiton/Esso
Australia's northern oil and gas fields in Bass Strait, and is designed to identify hydrocarbon targets over a range of geological horizons.

It is expected the survey (gross cost approximately A$55 million) will result in a new round of drilling activities in the basin that could add materially to the joint venture's proven reserves.

BHP Billiton has a 50 percent interest in the Bass Strait oil and gas joint venture with its partner Esso Australia (50 percent, operator).


Further news and information can be found on our Internet site: www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
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Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:  +61 3 9609 4157
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email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
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email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
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email: Marc.Gonsalves@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:  +44 20 7747 3977
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email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:  +27 11 376 3360
Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com




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